DLA Piper LLP (US)
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Washington, DC 20004
www.dlapiper.com

August 2, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Blake Grady

Re:	Calliditas Therapeutics AB Schedule 14D-9 Filed July 22, 2024 File No. 005-91523

Ladies and Gentlemen:

On behalf of our client, Calliditas Therapeutics AB (the “Company”), we submit this letter setting forth the responses of the Company to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by your letter dated July 26, 2024 (the “Comment Letter”), regarding the above-referenced filing (the “Schedule 14D-9”). Concurrently with the filing of this letter, Amendment No. 1 to the Schedule 14D-9 (“Amendment No. 1”) is being filed with the Commission.

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of each comment of the Staff in the Comment Letter is included in italics below and the Company’s responses appear below each comment. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Schedule 14D-9 filed July 22, 2024

General

1.	We note your statement on page two that “[i]f the Offers are consummated and Buyer beneficially owns Common Shares and ADSs that represent at least one Common Share more than 90% of the issued and outstanding Common Shares … there will be no subsequent offering period…” However, the Offer to Purchase states that “Buyer may also provide for a subsequent offering period in the event that the Minimum Tender Condition is met in order to enable any remaining shareholders who did not previously tender to tender their Shares.” Please revise to address this apparent discrepancy or advise.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in Amendment No. 1 accordingly. As disclosed in Item 2 of the Schedule 14D-9, Buyer may provide for a subsequent offering period, as described more fully in the Offer to Purchase.

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2.	We note your disclosure on page 15 that “Lazard did not receive financial forecasts prepared by management and approved by the Board in connection with its engagement or its opinion.” However, you also state that in connection with its opinion, Lazard “used forecasts relating to the business and financial prospects of Calliditas based on … extrapolations and guidance from management of Calliditas.” Please revise to address this apparent discrepancy.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that that the two statements to which the Staff refers are not inconsistent. Lazard was not provided with forecasts prepared by management and approved by the Board of Directors of the Company. Rather, the Forecasts were developed based upon publicly available analyst forecasts and extrapolations. Because the applicable analyst forecasts only projected results through a limited period of time, in order to develop the multi-year forecasts required for Lazard’s financial analysis, the selected publicly available analyst forecast was extrapolated. As disclosed, senior management of the Company approved the resulting Forecasts and advised Lazard that the resulting Forecasts, including the assumptions underlying the Forecasts, were a reasonable basis upon which to evaluate the future financial performance of the Company.

3.	Refer to the following statement made on page 24 of the Schedule 14D-9: “If there is a disagreement between the Buyer and the Minority Shareholders regarding the Offer Consideration to be paid in the Compulsory Redemption, the price to be paid for the remaining Common Shares will be decided by the Arbitral Tribunal, based on the provisions of the Swedish Companies Act.” Please revise to disclose how the Arbitral Tribunal would determine the proper redemption price under the Swedish Companies Act in such a dispute and state under what conditions, if any, that the Arbitral Tribunal may set the redemption price below the highest consideration offered during the Offers. See Rule 13e-3(g)(1).

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in Amendment No. 1 accordingly.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please contact me at (202) 799-4184 or via email at sanjay.shirodkar@us.dlapiper.com.

Very truly yours,

/s/ Sanjay M. Shirodkar

Sanjay M. Shirodkar

cc:	Brian Gorman, Calliditas Therapeutics AB
Joshua A. Kaufman, DLA Piper LLP (US)